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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-21813

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q [ ]  Form N-SAR

               For Period Ended: December 31, 1999


               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

                           Texas Equipment Corporation
                           ---------------------------

                             Full Name of Registrant

                                       N/A
                                       ---

                            Former Name if Applicable

                                 1305 Hobbs Hwy
                                 --------------

            Address of Principal Executive Office (Street and Number)

                           Seminole, Texas 79360-0790
                           --------------------------

                            City, State and Zip Code


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                                     PART II

                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Company is currently renegotiating certain financial loan covenants with its bank for 2000 and a related waiver of compliance with such covenants for the 1999 fiscal year, and such negotiations have not yet been resolved. The outcome of these negotiations will determine the classification of the Company's long-term debt in its annual report on Form 10-K and certain related reporting matters. The bank has verbally indicated their intent to provide the Company with the necessary waiver, but documentation has not been finalized.

As a result of these negotiations, the Company's Form 10-K for the year ended December 31, 1999, cannot be filed within the prescribed time period.


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                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     E.A. Milo Mattorano                915                758-3643
     ------------------------------------------------------------------
          (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  SEE EXHIBIT A


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                           Texas Equipment Corporation

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 30, 2000          By /s/ Paul J. Condit
                              -------------------------------------
                              President and Chief Executive Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).


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                                    EXHIBIT A

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

         The September 1996 acquisition by the Company of TECI has been accounted for as though TECI acquired the Company through a reverse acquisition. In September 1997, the operations of Marinex were discontinued, and as a result, Marinex operations in 1997 have been accounted for as "discontinued operations." The following discussion and financial analysis is of the continuing operations of the Company and the Company's TECI subsidiary only.

         As a specialty retailer, the Company distributes, sells, services and rents equipment for the agricultural industry. The Company's primary supplier of new equipment and parts is Deere & Company ("Deere"). The Company operates the largest network of Deere agricultural equipment dealers in Texas and is one of the largest in the United States. The Company's stores are located in West Texas and in Eastern New Mexico.

         The Company generates its revenues from sales of new and used equipment (wholegoods), sales of parts and service, and the rental of equipment. The Company's highest gross margins have historically been generated from its parts and service revenues. Due to product warranty time frames, usage patterns by customers and market conditions, there generally is a time lag between the increase and decrease in wholegoods sales and the effect on parts and service revenues from such changes. As a result changes in parts and service revenues do not necessarily coincide with increases or decreases in wholegoods sales. In addition, due to differences in gross margins between wholegoods sales and parts and service revenue, gross margin percentages (total gross profit as a percentage of total sales) will increase or decrease depending on the revenue mix between wholegoods and parts and service.

         Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops. Because of the location of the Company's dealer network, there is an overlap in the growing seasons, which have the effect of leveling out quarterly sales and inventory requirements. In 1999, the Company recorded approximately 26% of its sales in each of the first and third quarters and approximately 24% in each of the second and fourth quarters. If the Company acquires operations in geographical areas other than where it currently has operations, it may be affected by other seasonal or equipment buying trends.

         The Company requires cash primarily for financing its inventories of wholegoods and replacement parts, acquisitions of additional retail locations and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing and borrowings under credit agreements with Deere, Deere Credit, Agricredit, EDCO, Transamerica and commercial banks. Floor Plan financing from Deere and Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. All lenders receive a security interest in the inventory financed.

         Deere and Deere Credit offer floor plan financing to the Company and other Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are generally four to twelve months. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other suppliers.

         The Company's strategic plan of internal growth along with growth through acquisitions resulted in the Company completing four acquisitions during fiscal 1997 and two in fiscal 1998. The results of


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operations of these acquisitions are included in the Company's results of operations only for the periods after their applicable acquisitions dates.

RESULTS OF OPERATIONS

1999 Compared to 1998

REVENUES

         Revenues decreased approximately $4,778,000, or 7%, to $63,220,272 for 1999 from $67,998,223 for 1998. Comparable store revenues (stores with full year revenues in 1998 and 1999) decreased approximately $12,554,000, which was partially offset by $7,776,000 in additional revenues from the dealership acquisitions in Tornillo, Texas in June 1998 and in Amarillo, Texas in October 1998.

         The sale of wholegoods decreased approximately $5,872,000, or 11%, to $48,457,475 for 1999 from $54,329,663 for 1998. Wholegoods sales from acquired stores contributed approximately $5,733,000. Comparable store wholegoods sales decreased approximately $11,605,000, which was the result of a $16,980,000, or 44%, decrease in new equipment sales, partially offset by a $5,375,000, or 44% increase in used equipment sales. The decrease in comparable store new equipment sales was due primarily to the decrease in the sale of new harvest equipment, primarily grain and peanut combines, as well as new tractor sales and to a lesser extent, various other seasonal equipment, when compared to new equipment sales in 1998. The increase in used equipment sales is the direct result of lower new equipment sales. The agricultural equipment markets were affected by historically low commodity prices for corn, soybean, wheat, peanuts and cotton in 1999. Weak worldwide demand and better than average crop production in the last few years are the primary reasons for these historically low commodity prices. Commodity prices are not expected to improve until 2001.

         Parts and service revenue increased approximately $1,094,000, or 8%, to $14,762,797 for 1999 from $13,668,560 for 1998. The contribution of parts sales and service revenues from acquired stores of approximately $2,044,000 was offset by a decrease of approximately $949,000 in comparable store parts sales and service revenues. This decrease was directly related to the drought-related downturn in the agricultural industry at the end of 1998 and the effect of weak commodity prices, which began in 1998 and have continued to remain weak throughout 1999. As a result, the Company's customers were forced to delay their field preparation work until the end of the first quarter, which resulted in lower than expected parts sales and service revenues during the first three months of 1999. Parts and service sales were stronger in the final three quarters of 1999 compared to the first quarter of 1999, but the increase was not sufficient to replace the lost revenue in the first quarter.

GROSS MARGINS

Gross profit decreased approximately $2,239,000,or 23%, to $7,660,154 for 1999 from $9,898,702 for 1998. The decrease in comparable store new equipment sales, parts and service revenue and lower margins on used equipment, which includes a $667,000 reserve for used equipment values, resulted in a decrease in gross profit by approximately $3,448,000. This decrease was offset in part by the contribution of gross profit from acquired stores of approximately $1,209,000.

Gross profit as a percentage of total revenues decreased to 12.1% in 1999 from 14.6% in 1998. The Company's highest gross margins are derived from its parts and service revenues. For these periods the decline in gross profit percentage was primarily attributable to the decrease in wholegoods gross margins, including the one-time write-down of used equipment values, to 5.6% from 9.7 %, offset in part by the shift in revenue mix between wholegoods sales and parts and service revenue. Parts and service revenue as a percentage of total revenue increased to 23% in 1999 from 20% in 1998.


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SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

         Selling, general, and administrative expense as a percentage of total revenues increased from 11.6% for 1998 to 13.7% for 1999. This increase is due primarily to the decrease in comparable store sales of $12,554,000 without a corresponding decrease in operating expenses.

         Selling, general, and administrative expense increased approximately $788,000, to $8,668,225 for 1999 from $7,880,552 for 1998. Store acquisitions accounted for approximately $1,022,000 of this increase, offset in part by the decrease in comparable store operating expenses of approximately $234,000. This decrease in comparable store operating expenses was the result of lower parts department operating expenses of approximately $78,000 and lower service department operating expenses of approximately $253,000. Parts and service operating costs decreased because of lower revenues and cost reductions that were implemented in early 1999. Selling and setup operating expenses increased approximately $64,000 because of higher bad debt expense of approximately $411,000 offset by lower salaries and commissions and other operating expenses of approximately $347,000, which were the result of the decrease in sales. Corporate administrative expenses remained flat from period to period.

INTEREST EXPENSE

         Interest expense increased approximately $289,000 to $927,046 in 1999 from $638,116 in 1998. The increase was due primarily to the increased levels of bank financing because of higher Company owned inventory levels and working capital loans, in addition to acquisition debt from the Tornillo and Amarillo store acquisitions in 1998.

INTEREST INCOME

         Interest income increased approximately $115,000 to $357,493 in 1999 from $242,628 in 1998. Interest income was earned in connection with the financing of customer purchases. The amount the Company will earn depends on the interest rates charged by competitors, lending policies of Deere Credit and Agricredit and prevailing market conditions. In 1999 interest rates continued to be competitive; however, because of the increase in used equipment sales, which typically do not have discounted interest rates, more interest income was earned in 1999 compared to 1998. In addition, because of a change in the Agricredit customer financing program, the Company received a payment of previously deferred interest income of $50,000 in the third quarter of 1999.

NON-CASH GUARANTEE FEE

         The non-cash guarantee fee was $107,098 in 1999 and $154,724 in 1998. This fee is recorded in connection with the personal guarantee by three major shareholders and one executive officer of the Company of approximately $21 million of accounts payable to Deere, and of a $5.5 million bank credit facility. Guarantee fees related to such arrangements were paid in the form of five-year options to acquire 437,690 shares of the Company's Common Stock in 1998 and 459,373 shares of the Company's Common Stock in 1999 with an option price of $3.50.

NET INCOME (LOSS)

         Net income decreased approximately $2,184,000 to a net loss of ($1,231,019) in 1999 from net profit in 1998 of $952,635. This decrease was primarily the result of the decrease in revenues, including a 20.1% decrease in revenues on a comparable store basis, and the related decrease in gross profit of approximately $2,239,000, an increase in store operating expenses of $788,000, an increase in interest expense (net of interest income) of $174,000, a decrease in other costs (net of other income) of $50,000, offset by a decrease in the provision for income taxes of approximately $967,000.

         The loss per share in 1999 was ($0.34), both basic and diluted, compared to earnings per share in 1998 of $0.27, both basic and diluted, was the result of the reasons described above.


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                  TEXAS EQUIPMENT CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)

                                                            YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                      1999            1998            1997
                                                  ------------    ------------    ------------
REVENUES                                          $ 63,220,272    $ 67,998,233    $ 58,366,746

COST OF SALES                                       55,560,118      58,099,531      50,541,118
                                                  ------------    ------------    ------------

GROSS PROFIT                                         7,660,154       9,898,702       7,825,628

SELLING,GENERAL AND
      ADMINISTRATIVE EXPENSES                        8,668,225       7,880,552       5,826,836
LITIGATION EXPENSES                                         --              --         323,462
                                                  ------------    ------------    ------------
(LOSS) INCOME FROM OPERATIONS                       (1,008,071)      2,018,150       1,675,330

OTHER INCOME (EXPENSE)
     Interest income                                   357,493         242,628         252,132
     Non-cash guarantee fee                           (107,098)       (154,724)       (288,211)
     Interest expense                                 (927,046)       (638,116)       (306,897)
     Other income                                       14,926          12,687          55,518
                                                  ------------    ------------    ------------

(LOSS) INCOME FROM CONTINUING
OPERATIONS BEFORE TAXES                             (1,669,796)      1,480,625       1,387,872

INCOME TAX (BENEFIT) EXPENSE                          (438,777)        527,990         572,502
                                                  ------------    ------------    ------------

(LOSS) INCOME FROM CONTINUING
OPERATIONS                                          (1,231,019)        952,635         815,370

DISCONTINUED OPERATIONS
    Loss on discontinued operations less income
    tax benefit of $278,000 in 1997                         --              --        (540,398)
                                                  ------------    ------------    ------------

NET (LOSS) INCOME                                 $ (1,231,019)   $    952,635    $    274,972
                                                  ============    ============    ============

NET (LOSS) INCOME PER SHARE
     Basic
      - Continuing operations                     $       (.34)   $        .27    $        .23
      - Discontinued operations                             --                            (.15)
                                                  ------------    ------------    ------------
                       Total                      $       (.34)   $        .27    $        .08
                                                  ============    ============    ============
     Diluted
      - Continuing operations                     $       (.34)   $        .27    $        .23
      - Discontinued operations                             --                            (.15)
                                                  ------------    ------------    ------------
                       Total                      $       (.34)   $        .27    $        .08
                                                  ============    ============    ============
NUMBER OF SHARES USED IN COMPUTATION
     Basic                                           3,578,277       3,526,597       3,527,949
                                                  ============    ============    ============
     Diluted                                         3,607,638       3,560,187       3,546,252
                                                  ============    ============    ============